UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2019

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

On February 4, 2019, Westpac noted the release of the Final Report by the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry.

The Royal Commission has made 76 recommendations. Westpac will now take the time to consider the recommendations fully, taking into account the response from policy makers and regulators and will provide further updates to the market as appropriate.

Index to Exhibits

Exhibit No.	Description

1	ASX Release — Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry Final Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: February 4, 2019	By:	/s/ Sean Crellin
Sean Crellin
Director — Corporate, Legal and Secretariat